(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 66th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 25, 2008

To Our Shareholders

Toshio Maruyama Representative Board Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 66th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 66th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) that took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements for the 66th Fiscal Year (from April 1, 2007 to March 31, 2008)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Presentations on the above items were given to the shareholders.

Matters resolved:

Agenda Item No. 1:	Election of nine directors

The shareholders resolved to approve, as originally proposed, the re-election of Shimpei Takeshita, Toshio Maruyama, Naoyuki Akikusa, Yasushige Hagio, Takashi Tokuno, Hiroshi Tsukahara and Yuichi Kurita and the election of Takao Tadokoro and Hiroyasu Sawai, each of whom has since assumed office.

Naoyuki Akikusa and Yasushige Hagio are outside directors.

Agenda Item No. 2:	Election of two corporate auditors

The shareholders resolved to approve, as originally proposed, the re-election of Megumi Yamamuro and the election of Yuri Morita, each of whom has since assumed office.
Megumi Yamamuro is an outside corporate auditor.

Agenda Item No. 3:	Issuance of the stock acquisition rights as stock options

The shareholders resolved to approve, as originally proposed, the issuance of up to 7,000 stock acquisition rights (exercisable for 700,000 shares of the common stock of the Company) for no consideration pursuant to Articles 236, 238 and 239 of the Company Law, which are to be granted to executive officers and employees of the Company and directors (excluding outside directors) and employees of its domestic and foreign subsidiaries, and foreign subsidiaries of the Company.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the board of corporate auditors held subsequent to the shareholders’ meeting:

[Board of Directors and Corporate Auditors]

Shimpei Takeshita, Chairman of the Board
Toshio Maruyama, Representative Board Director
Naoyuki Akikusa, Director
Yasushige Hagio, Director
Takashi Tokuno, Director
Hiroshi Tsukahara, Director
Yuichi Kurita, Director
Takao Tadokoro, Director (newly elected)
Hiroyasu Sawai, Director (newly elected)
Hitoshi Owada, Standing Corporate Auditor
Yuri Morita, Standing Corporate Auditor (newly elected)
Megumi Yamamuro, Corporate Auditor
Jiro Haneda, Corporate Auditor

[Executive Officers]

Toshio Maruyama, President and CEO
Takashi Tokuno, Senior Executive Officer
Hiroshi Tsukahara, Managing Executive Officer
Yuichi Kurita, Managing Executive Officer
Takao Tadokoro, Managing Executive Officer
Hiroyasu Sawai, Managing Executive Officer
Yoshiro Yagi, Managing Executive Officer
Masao Shimizu, Executive Officer
Hideaki Imada, Executive Officer
Yasuhiro Kawata, Executive Officer
Takashi Sugiura, Executive Officer
Shinichiro Kuroe, Executive Officer
Takashi Sekino, Executive Officer
Hiroshi Nakamura, Executive Officer
Yoshiaki Yoshida, Executive Officer
Minoru Morishita, Executive Officer
Sae Bum Myung, Executive Officer (newly elected)

Soichi Tsukakoshi, Executive Officer (newly elected)
Haruo Matsuno, Executive Officer (newly elected)
Josef Schraetzenstaller, Executive Officer (newly elected)
R. Keith Lee, Executive Officer (newly elected)

▪	The payment of a year end dividend for the 66th Fiscal Year

The Company resolved at the meeting of its Board of Directors held on April 25, 2008 to distribute a year end dividend of 25 yen per share for the 66th Fiscal Year. Please refer to the documents sent to you on June 2, 2008 for details.

▪	Voice streaming of this general meeting of shareholders (solely with respect to the matters reported) will be available on the Company’s website beginning today.